

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 9, 2008

Mr. Kumarakulasingam Suriyakumar
President and Chief Executive Officer
American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, California 94596

  RE: **American Reprographics Company**
     Form 10-K for the year ended December 31, 2007
     Filed February 27, 2008
     Supplemental Response provided December 5, 2008
     File No. 001-32407

Dear Mr. Suriyakumar:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Larry Spirgel
               Assistant Director